AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2024 AND 2023

(Unaudited)

AVRUPA MINERALS LTD.

Contents
Page

Notice of no Auditor Review of Interim Financial Statements	3

Condensed Consolidated Interim Statements of Financial Position	4

Condensed Consolidated Interim Statements of Comprehensive Loss	5

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency)	6

Condensed Consolidated Interim Statements of Cash Flows	7

Notes to the Condensed Consolidated Interim Financial Statements	8 – 25

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: 1 (888) 889-4874

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	March 31, 2024	December 31, 2023
		(Unaudited)	(Audited)

Assets
Current assets
Cash		$89,625	$121,745
Prepaid expenses and advances		4,096	2,699
Deferred financing costs		3,000	-
Due from optionee	5	31,219	18,409
Advance to related party	9	79,218	72,084
Sales tax receivables		4,051	4,213
Other receivables		13,403	13,559
		224,612	232,709
Non-current assets
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	1,085	854
Investment in PorMining	5	765	765
Advance to Akkerman Finland OY	7	292,579	282,400
Investment in Akkerman Finland OY	7	225,871	230,963
		729,421	724,103

Total assets		$954,033	$956,812

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$51,437	$52,396
Due to related parties	9	56,612	47,742
		108,049	100,138

Shareholders' equity
Share capital	8	10,990,255	10,990,255
Reserves	8	7,642,563	7,642,877
Deficit		(17,786,834)	(17,776,458)
		845,984	856,674

Total shareholders' equity and liabilities		$954,033	$956,812

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 23, 2024. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31

(Unaudited, Presented in Canadian Dollars)

		Three months ended March 31

	Note	2024	2023

Mineral exploration expenses
Mineral exploration expenses	5	$8,829	$15,548
Reimbursements from optionees	5	(88,615)	(136,114)
		79,786	120,566
General administrative expenses
Bank charges		81	321
Bad debt recovery		(12,973)	-
Consulting fees, wages and benefits	9	45,382	47,991
Depreciation	4	362	509
Investor relations		10,564	25,897
Listing and filing fees		7,441	7,425
Office and administrative fees		7,958	2,955
Professional fees	9	18,915	24,262
Rent	9	2,850	2,550
Transfer agent fees		1,052	1,153
Travel		3,438	2,731
		(85,070)	(115,794)
Other items
Interest income		-	490
Loss on investment in Akkerman Finland OY	7	(5,092)	(11,465)
		(5,092)	(10,975)

Net loss for the period		(10,376)	(6,203)
Exchange difference arising on the translation of foreign subsidiaries		(314)	4,649

Comprehensive loss for the period		$(10,690)	$(1,554)
Basic and diluted loss per share	10	$(0.00)	$(0.00)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIENCY)

(Presented in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' equity

Balance as at December 31, 2022 (Audited)	54,674,754	$ 10,990,255	$ 5,959,577	$ 297,734	$ 1,396,595	$(12,173)	$ 7,641,733	$ (17,719,677)	$ 912,311
Comprehensive loss	-	-	-	-	-	4,649	4,649	(6,203)	(1,554)
Balance as at March 31, 2023 (Unaudited)	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(7,524)	7,646,382	(17,725,880)	910,757
Comprehensive loss	-	-	-	-	-	(3,505)	(3,505)	(50,578)	(54,083)
Balance as at December 31, 2023 (Audited)	54,674,754	10,990,255	5,959,577	297,734	1,396,595	(11,029)	7,642,877	(17,776,458)	856,674
Comprehensive loss	-	-	-	-	-	(314)	(314)	(10,376)	(10,690)
Balance as at March 31, 2024 (Unaudited)	54,674,754	$ 10,990,255	$ 5,959,577	$ 297,734	$ 1,396,595	$(11,343)	$ 7,642,563	$ (17,786,834)	$ 845,984

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

	Three months ended March 31
	2024	2023

Cash flows from operating activities
Net loss for the period	$(10,376)	$(6,203)
Items not involving cash:
Depreciation	362	509
Bad debt expenses	(12,973)	-
Loss on investment in Akkerman Finland OY	5,092	11,465
Changes in non-cash working capital items:
Sales tax receivables	162	(185)
Due from optionee	163	-
Advance to related party	(7,134)	(3,816)
Prepaid expenses and advances	(1,397)	9,037
Other receivables	156	(2,033)
Accounts payable and accrued liabilities	(959)	(1,500)
Due from/to related parties	5,870	(52,846)
Exchange difference arising on the translation of foreign subsidiaries	(315)	(13,698)

Net cash used in operating activities	(21,349)	(59,270)

Cash flows from investing activities
Advance to Akkerman Finland OY	(10,179)	-
Purchase of equipment	(592)	-

Net cash used in investing activities	(10,771)	-

Change in cash for the period	(32,120)	(59,270)
Cash, beginning of the period	121,745	307,531
Cash, end of the period	$89,625	$248,261

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is 10th floor, 595 Howe Street, Vancouver, BC, Canada, V6C 2T5. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.BASIS OF PREPARATION

a)Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

b)Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS Accounting Standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2023.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2024 are not necessarily indicative of the results that may be expected for the current fiscal year ending December 31, 2024.

4. EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2023	$ 117,861	$ 38,712	$ 21,479	$ 178,052
Exchange adjustment	1,370	180	100	1,650
As at December 31, 2023	119,231	38,892	21,579	179,702
Additions during the period	-	-	592	592
Exchange adjustment	49	16	9	74
As at March 31, 2024	$ 119,280	$ 38,908	$ 22,180	$ 180,368

Accumulated depreciation
As at January 1, 2023	$ 115,259	$ 38,712	$ 21,479	$ 176,450
Depreciation for the year	1,775	-	-	1,775
Exchange adjustment	1,343	180	100	1,623
As at December 31, 2023	118,377	38,892	21,579	178,848
Depreciation for the period	214	-	148	362
Exchange adjustment	48	16	9	73
As at March 31, 2024	$ 118,639	$ 38,908	$ 21,736	$ 179,283

Net book value
As at January 1, 2023	$ 2,602	$ -	$ -	$ 2,602
As at December 31, 2023	$ 854	$ -	$ -	$ 854
As at March 31, 2024	$ 641	$ -	$ 444	$ 1,085

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of March 31, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the period ended March 31, 2024
Geological salaries and consulting	$ 4,932	$ -	$ 2,928	$ -	$ -	$ 7,860
Insurance	500	-	-	-	-	500
Travel	469	-	-	-	-	469
Reimbursements from optionees	(88,615)	-	-	-	-	(88,615)
	$ (82,714)	$ -	$ 2,928	$ -	$ -	$ (79,786)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	20,505	206,975	4	1,282,956
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,590,402	6,317,147	160,615	720,879	12,359	13,801,402
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,969	52,112	14,604	15,007	-	107,692
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	42,158	88,221	20,560	1,353,919
Report	-	-	39,999	-	-	39,999
Site costs	194,363	244,377	188,571	194,582	8,865	830,758
Travel	244,364	247,277	63,047	22,478	15,326	592,492
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,428,525)	(4,890,826)	(2,992,643)	(45,158)	-	(17,357,152)
	$ (522,812)	$ 4,145,186	$ 82,792	$ 1,787,017	$ 500,931	$ 5,993,114

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others	Total
	Alvalade	Others	Slivova	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2023	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2023	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2023
Geological salaries and consulting	$ 24,589	$ -	$ 13,338	$ -	$ -	$ 37,927
Insurance	149	-	-	-	-	149
Office and administrative fees	214	-	2,437	-	-	2,651
Rent	-	-	6,068	-	-	6,068
Report			15,767			15,767
Site costs	158	-	1,321	-	-	1,479
Travel	2,451	-	-	-	-	2,451
Reimbursements from optionees	(378,861)	-	(103,591)	-	-	(482,452)
	$ (351,300)	$ -	$ (64,660)	$ -	$ -	$ (415,960)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	20,505	206,975	4	1,282,956
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,585,470	6,317,147	157,687	720,879	12,359	13,793,542
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,469	52,112	14,604	15,007	-	107,192
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	42,158	88,221	20,560	1,353,919
Report	-	-	39.999	-	-	39,999
Site costs	194,363	244,377	188,571	194,582	8,865	830,758
Travel	243,895	247,277	63,047	22,478	15,326	592,023
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,339,910)	(4,890,826)	(2,992,643)	(45,158)	-	(17,268,537)
	$ (440,098)	$ 4,145,186	$ 79,864	$ 1,787,017	$ 500,931	$ 6,072,900

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal,Unipessoal Lda. (“SMP”), formerly “EUL”, collectively “Sandfire MATSA” entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade Project. Pursuant to the Agreement, PorMining, Unipessoal Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights (both as defined) and SMP can earn up to an 85% interest in PorMining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”.

On March 27, 2020, MAEPA and SMP entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to SMP for the nominal value of €510.

On March 27, 2020, the Company, MAEPA, Sandfire MATSA and SMP entered into the PorMining Lda. Shareholders’ Agreement (the “Agreement”). Pursuant to the Agreement:

•PorMining has five directors. From the effective date until the second option exercise date, three will be nominated by SMP and two by MAEPA. Thereafter, four will be nominated by SMP and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, SMP is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of SMP or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that SMP and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all the shares, each of SMP and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

The effective date of the Transaction is the date that PorMining receives (received on June 15, 2020) the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction is comprised of the following phases:

•Phase I – First Option;

•Phase II – Second Option;

•51/49 Phase; and

•Phase III – Development and Operation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase I – First Option

During Phase I, MAEPA granted SMP the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from the effective date or the issue (issued on June 15, 2020) of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. SMP’s right to maintain its 51% interest is conditional upon Sandfire MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to Sandfire MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months [met]) on or before three years from the effective date or the issue of the EEL.

Effectively in March 2022, Sandfire MATSA completed the Phase I First Option by funding a total of €2,500,000 on the Alvalade project, including the €100,000 guarantee with DGEG, and SMP unconditionally earned the 51% interest in PorMining.

During Phase I, MAEPA acted as the operator of the mineral rights with PorMining paying MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by Sandfire MATSA and which formed part of the first option expenditures.

In all other phases, PorMining will be the operator unless it appoints another person to act as operator. The operator is responsible for developing and submitting work programs to the technical committee or the board of directors for consideration and approval and to implement work programs when approved according to the approved budget. The technical committee is comprised of two representatives from each of SMP and MAEPA and will be in effect until the first option exercise date. Thereafter, the board of directors will make all decisions with respect to the mineral rights.

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee.  During the three months ended March 31, 2024, MAEPA received €25,000 ($36,603) (2023 - €25,000 ($36,898)) operator’s fee where the fund was included in reimbursements from optionee.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

Phase II – Second Option

Phase II commenced on the first option exercise date and continues until the first to occur of the second option exercise date and the termination of the second option. On the first option exercise date, the Company granted SMP the sole and exclusive right and option to acquire an additional 34% (for an aggregate 85% interest) in PorMining (the second option). SMP’s right to exercise the second option is conditional on Sandfire MATSA satisfying the second option conditions as follows:

•Preparing, funding and delivering to PorMining a feasibility study on the mineral rights within five years of the issuance of the EEL or, provided that DGEG grants an extension to all or part of the EEL, the time period for when the second option conditions must be met shall be extended to a maximum of two additional years, for a total of seven years after the issuance of the original EEL;

•Making proper application for a mining license before the end of the term of the EEL; and

•Making all progress payments to Antofagasta as set out in the Debt Cancellation Agreement dated June 12, 2017 as follows:

oUS$250,000 within 60 days after the date of a news release announcing a NI 43-101 compliant technical report having been completed and with results as defined;

oUS$500,000 within 60 days after the date of a news release announcing completion of a feasibility study with results as defined;

oUS$500,000 on the one-year anniversary of the date of the news release announcing the feasibility study noted above;

oUS$750,000 within 60 days of the commencement of commercial production;

oUS$750,000 on the one-year anniversary of commencement of commercial production;

oUS$750,000 on the second anniversary of commencement of commercial production; and

oUS$750,000 on the third anniversary of commencement of commercial production.

The satisfaction of the second option conditions is solely at Sandfire MATSA’s discretion and Sandfire MATSA may elect to terminate the second option at any time by delivering notice (the second option termination notice) to the Company. If the second option is terminated, SMP will be entitled to retain its 51% interest in PorMining, plus an additional 1% interest for every €735,294 of expenditures funded during Phase II and the 51/49 Phase will commence.

Upon Sandfire MATSA satisfying the second option conditions, SMP automatically earns an additional 34% interest in PorMining for an aggregate interest of 85%.

During Phase II, SMP will fund 100% of all maintenance payments and approved work programs.

As of March 31, 2024, Sandfire MATSA funded €3,024,000 on the Alvalade project Phase II – Second Option. Subsequently, Sandfire MATSA funded another €375,000 on the Alvalade project in Phase II.

51/49 Phase

The 51/49 Phase commences on termination of the second option and continues until the deemed conversion of the interest of a party to a royalty. During the 51/49 Phase, PorMining will remain the operator subject to the terms of the Agreement and the shareholders’ agreement and the activities of the parties with respect to the mineral rights will continue to be governed by the shareholder’s agreement.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

If at any time after the 51/49 Phase has commenced SMP’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty, which royalty shall only be payable up to a maximum total payment of €13,000,000 after which it will no longer be applicable. Upon conversion to the royalty, SMP will have no further rights or interest in respect of the assets under the Agreement or the shareholders’ agreement except for the royalty and the termination provisions apply.

If at any time during the 51/49 Phase MAEPA’s interest is reduced to 15% as a result of dilution calculations, then its interest will be deemed to be converted to a 15% “carried interest” following which MAEPA will not be required to contribute to any further work programs and will not be subject to any further dilution until such time as a feasibility study has been prepared, at which point Phase III will have been deemed to have commenced and MAEPA will have to sell the option.

During the 51/49 Phase, the parties will fund the maintenance payments and contribute to the costs of any approved work and/or development programs in proportion to their proportionate share.

Phase III – Development and Operation

Phase III commences on the second option exercise date and continues until the deemed conversion of the interest of a party to a royalty. Within 90 days of the commencement of Phase III, the Company will transfer its 15% interest in PorMining to Sandfire MATSA in consideration for €10,000,000 to be paid as follows:

•€3,000,000 upon a construction decision being made by PorMining and all permits having been received from DGEG;

•€3,000,000 upon commencement of commercial production; and

•€4,000,000 upon the first anniversary of commencement of commercial production.

During Phase III, the parties will contribute their respective pro rata share of all approved work programs and budgets.

If at any time after Phase III has commenced MAEPA’s interest is reduced to below 10% as a result of dilution calculations, its interest will be deemed to be converted to a 1.5% royalty as described above for SMP.

	March 31, 2024	December 31, 2023
Due from optionee
Alvalade – PorMining	$ 31,219	$ 18,409
	$ 31.219	$ 18,409

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo

Slivova (formerly Slivovo) license:

Byrnecut International Limited (“Byrnecut”) earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. Avrupa’s interest in Peshter Mining was subsequently diluted to below 10%, resulting in the Company’s interest in Peshter Mining being converted into a 2% Net Smelter Return.

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license.  During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo.  Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. As of December 31, 2020, the Company wrote off $1. On November 2, 2023, Peshter Mining was deregistered and dissolved.

In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. In May 2022, the Company received a seven-year exploration permit known as the Slivova license.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold (together known as “Success Payments”) as follows:

Cash

•€125,000 within 30 days of the first to occur of the completion of a positive bankable feasibility study or the board of directors of IEK making a decision to proceed with the development of a commercial mining operation in respect of all or any part of the tenement area;

•€125,000 within 30 days of issue of a mining license in respect of all or any party of the tenement area; and

•€125,000 within 30 days of commencement of construction of a mine within the tenement area.

Gold

•100 troy ounces within 30 days of commencement of commercial production (“CCP”);

•175 troy ounces within 30 days of the one-year anniversary of CCP;

•250 troy ounces within 30 days of the two-year anniversary of CCP; and

•325 troy ounces within 30 days of the three-year anniversary of CCP.

On August 24, 2022, and subsequently confirmed via a Definitive Agreement (the “Agreement”) on May 2, 2023, the Company and Western Tethyan Resources (“WTR”) entered into an agreement in respect of the Slivova project. WTR is a private exploration company and is 75% owned by London AIM-listed Ariana Resources PLC. Pursuant to the Agreement, WTR can earn up to an 85% interest in the Slivova project.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo (Continued)

Slivova (formerly Slivovo) license: (Continued)

The terms of the Agreement are as follows:

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent)	None
On March 1, 2023	None	€35,000 (received)
On or before September 1, 2023	€150,000 (spent)	€30,000 (received)
On or before September 1, 2024	€650,000	None	51% (Stage 1)
On or before September 1, 2025	€1,000,000	None	75% (Stage 2)

During Stage 1, the expenditures will be in respect of payments for exploration, drilling, baseline environmental and social surveys, and other payments to landowners.

During Stage 2, the expenditures will be in respect of payments for a NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), and other exploration expenses.

During fourth and fifth year from the Effective Date (Stage 3), WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application to earn-in 85% interest in the project.

During Stage 4, WTR will complete the Success Payments to the previous JV partner, Byrnecut (see “TS” above).

During Stage 5, the Company will participate in the mine build or dilute to 1% Net Smelter Return (“NSR”).

6. PROPERTY DEPOSITS / TAX DEPOSITS

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.  The Company accepted this ruling.  The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another three to four years.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

7. ADVANCE AND INVESTMENT IN AKKERMAN FINLAND OY

On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two.  The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2023.

•As a Stage Two earn-in, the Company has the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The Company can exercise the Stage Two option by issuing a further 1,530,000 common shares, paying an additional €15,000 for the purposes of paying existing shareholder loans and accrued interest, and depositing an additional €200,000 into a dedicated account for further exploration expenditures. The option to acquire additional 51% interest expired on March 3, 2023.

During the period between Stage One and Stage Two, AEbv will be the operator for all mining work conducted on the Property. During this same period, the Company and AEbv will form a technical committee comprised of one representative from each party, with AEbv’s representative having the casting vote.

As at March 31, 2024, the Company holds a 49% interest in AFOy (December 31, 2023 – 49%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

The three months ended March 31, 2024 and the year ended December 31, 2023 calculation for the Investment in AFOy is as follows:

Investment in AFOy as at January 1, 2023	$258,532
Loss on investment in AFOy	(27,569)
Investment in AFOy as at December 31, 2023	$230,963
Loss on investment in AFOy	(5,092)
Investment in AFOy as at March 31, 2024	$225,871

The three months ended March 31, 2024 and 2023 calculation for the Investment in AFOy is as follows:

	2024	2023
AFOy’s net loss	$10,393	$23,397
The Company’s ownership %	49%	49%
Share of loss of an associate	$5,092	$11,465

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

7. ADVANCE AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

The following table illustrates the summarized financial information of AFOy:

	March 31, 2024	December 31, 2023
Current assets	$11,964	$13,595
Non-current assets	380,942	380,786
Current liabilities	10,411	11,898
Non-current liabilities	617,470	606,979
Loss for the period	10,393	56,264

8. CAPITAL AND RESERVES

(a)Authorized:

At March 31, 2024, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the three months ended March 31, 2024 are summarized as follows:

	Exercise	December 31,			Expired/	March 31,
Expiry date	price	2023	Granted	Exercised	cancelled	2024
January 7, 2024	$0.20	45,750	-	-	(45,750)	-
March 14, 2027	$0.08	1,575,000	-		-	1,575,000
Options outstanding		1,620,750	-	-	(45,750)	1,575,000
Options exercisable		1,620,750	-	-	(45,750)	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$0.20	$0.08

As of March 31, 2024, the weighted average contractual remaining life is 2.95 years (December 31, 2023 – 3.11 years).

Stock option transactions and the number of stock options for the year ended December 31, 2023 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2022	Granted	Exercised	cancelled	2023
March 14, 2023	$0.40	450,000	-	-	(450,000)	-
March 26, 2023	$0.40	10,000	-	-	(10,000)	-
January 7, 2024	$0.20	45,750	-	-	-	45,750
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		2,080,750	-	-	(460,000)	1,620,750
Options exercisable		2,080,750	-	-	(460,000)	1,620,750
Weighted average exercise price		$0.15	$Nil	$Nil	$0.40	$0.08

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(b)Share Purchase Option Compensation Plan: (Continued)

The weighted average assumptions used to estimate the fair value of options for the three months ended March 31, 2024, and 2023 were:

	2024	2023
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(c)Finder’s Options:

The continuity of finder’s options for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
August 28, 2023	$0.075	412,500	-	-	(412,500)	-
Outstanding		412,500	-	-	(412,500)	-
Weighted average exercise price		$0.075	$Nil	$Nil	$0.075	$Nil

The weighted average assumptions used to estimate the fair value of finder’s options for the three months ended March 31, 2024 and 2023 were:

	2024	2023
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

(d)Warrants:

The continuity of warrants for the three months ended March 31, 2024 is as follows:

	Exercise	December 31,				March 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
Outstanding		16,666,667	-	-	-	16,666,667
Weighted average exercise price		$0.125	$Nil	$Nil	$Nil	$0.125

As of March 31, 2024, the weighted average contractual life is 0.92 years (December 31, 2023 – 1.16 years).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(d)Warrants: (Continued)

The continuity of warrants for the year ended December 31, 2023 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
October 23, 2023	$0.20	4,219,641	-	-	(4,219,641)	-
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
Outstanding		20,886,308	-	-	(4,219,641)	16,666,667
Weighted average exercise price		$0.14	$Nil	$Nil	$0.20	$0.125

The weighted average assumptions used to estimate the fair value of warrants for the three months ended March 31, 2024 and 2023 were:

	2024	2023
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2024

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 37,500

For the three months ended March 31, 2023

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 37,500	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 37,500

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Related party liabilities

		Three months ended				Amounts due to:
	Services / Advances	March 31, 2024		March 31, 2023		As at March 31, 2024		As at December 31, 2023
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services		$24,350		$23,050		$49,404		$47,277
Paul W. Kuhn (b)	Consulting		$37,500		$37,500	$	Nil	$	Nil
Paul W. Kuhn (b)	Expense reimbursement	$	Nil	$	Nil		$6,700	$	Nil
Mark T. Brown (d)	Expense reimbursement	$	Nil	$	Nil		$508		$465
TOTAL:			$61,850		$60,550		$56,612		$47,742
						Amounts due from:
Paul W. Kuhn (c)	Consulting services	$	Nil	$	Nil		$79,218 (c)		$72,084 (c)

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

•The contractor will receive a fee of $12,500 per month and a rent allowance of €4,000 for the first four months;

•If the Company is substantially sold or has a change of control (as defined), the contractor will receive a payment equal to two years of fees; and

The contract remains effective until terminated in writing by either the Company or the contractor. The Company may terminate the contract at any time without notice or payment in lieu thereof for cause or at any time without cause by providing six months’ written notice or by paying the contractor in lieu of notice. The contractor may terminate the contract at any time by providing the Company with three months’ written notice.

(c)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(b)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

(d)Mark T Brown is a director of the Company.

10. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended March 31, 2024 was based on the loss attributable to common shareholders of $10,376 (2023 – $6,203) and a weighted average number of common shares outstanding of 54,674,754 (2023 – 54,674,754).

Diluted loss per share did not include the effect of 1,575,000 share purchase options and 16,666,667 warrants outstanding at three months end March 31, 2024 (2023 – 1,620,750 share purchase options, 20,886,308 warrants and 412,500 finder’s options) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, advance to related party, due from optionee, accounts payables and accrued liabilities and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo.  Amounts are receivable from optionee and a related party.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at March 31, 2024, the Company had cash of $89,625 (December 31, 2023 - $121,745), advance to related party of $79,218 (December 31, 2023 - $72,084), due from optionee of $31,219 (December 31, 2023 - $18,409) and other receivables of $13,403 (December 31, 2023 - $13,559) to settle current liabilities of $108,049 (December 31, 2023 - $100,138).

Accounts payable and accrued liabilities are due within the current operating period.

(c)Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

(d)Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $71,500 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net income by $300.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS (Continued)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company does not have any financial instruments that are measured at fair value.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the three months ended March 31, 2024 and 2023 were as follows:

•As at March 31, 2024, a total of $3,000 (2023 - $Nil) in deferred financing costs were included in due to related parties.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 8).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited, Presented in Canadian Dollars)

14. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	March 31, 2024	December 31, 2023
Non-current assets
Portugal	$ 210,971	$ 210,740
Finland	518,450	513,363
	$ 729,421	$ 724,103

Three months ended
	March 31, 2024	March 31, 2023
Mineral exploration expenses
Portugal	$ 5,901	$ 5,765
Kosovo	2,928	9,783
	$ 8,829	$ 15,548